UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2025

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

60 Tower Rd., Waltham, MA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Nano Dimension Ltd. (the “Company”) officers and directors acquired American Depositary Shares (the “shares”) of the Company through open market purchases. The purchases of the shares were executed in compliance with the Company policies during the approved trading window.

On September 22, 2025, Robert Pons, Chairman of the Board of Directors of the Company, acquired 34,700 shares at an average price of $1.42 per share, representing a total investment of approximately $49,274.

On September 23, 2025, David Stehlin, Director and Chief Executive Officer of the Company, acquired 36,000 shares at an average price of $1.45 per share, representing a total investment of approximately $52,200.

About Nano Dimension Ltd.

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension Ltd. (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nano Dimension Ltd. (Registrant)

Date: October 1, 2025	By:	/s/ Assaf Zipori
Assaf Zipori
Chief Financial Officer